FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

Galiano Gold Inc. (the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, British Columbia

V6E 3X1

1.2 Executive Officer

Matthew Freeman

Chief Financial Officer

(604) 683-8193

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On March 4, 2024, the Company acquired from Gold Fields Limited ("Gold Fields") the 45% joint venture interest of Gold Fields in the Asanko Gold Mine (the "AGM") located in Ghana, West Africa (the "Acquisition"). The AGM is a multi-deposit complex, with four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, and multiple satellite deposits, situated on the Asankrangwa Gold Belt, and a 5.8Mtpa carbon-in-leach (CIL) processing plant.

The Acquisition was completed through the acquisition by the Company of Gold Field's interest in each of Asanko Gold Ghana Limited ("Mineco"), Adansi Gold Company Limited ("Exploreco") and Shika Finance Limited ("Finco"), and is that of an equity investee under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102").

The Acquisition is more fully described in the press releases of the Company dated December 21, 2023 and March 4, 2024 and filed on SEDAR+ at www.sedarplus.ca under the Company's SEDAR+ profile.

2.2 Date of Acquisition

March 4, 2024 (the "Closing Date").

2.3 Consideration

Under the terms of a share purchase agreement dated December 20, 2023 among the Company, Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited, Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd., the purchase price for the Acquisition consists of (i) US$65,000,000 paid on the closing of the Acquisition; (ii) 28,500,000 common shares of the Company; (iii) US$25 million on or before December 31, 2025; (iv) US$30 million on or before December 31, 2026; (v) US$30 million upon the production of 100,000 ounces of gold from the Nkran deposit forming part of the AGM; and (vi) a 1% net smelter returns royalty on production from the Nkran deposit beginning upon 100,000 ounces of gold being produced (the "Royalty"). The Royalty is capped and subject to a maximum of 447,000 ounces of gold being produced. The Company has a right of first refusal on any full or partial disposition of the Royalty by Gold Fields.

Upon closing of the Acquisition, the Company entered into an amended investor rights agreement with Gold Fields, which includes a 12-month standstill period and other customary rights, including a pre-emptive right for Gold Fields to maintain its ownership interest as at closing of the Acquisition, being 19.9% of the Company.

2.4 Effect on Financial Position

Upon closing of the Acquisition, certain directors, who were representatives of Gold Fields, resigned from the boards of Mineco, Exploreco and Finco.

Except as described herein, the Company does not currently have any plans or proposals for any other material changes in its business affairs which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of the Company, to sell, lease or exchange all or a substantial parts of its assets, to amalgamate the business with any other business organization or to make any other material changes to its business or the business of Mineco, Exploreco or Finco, including changes in corporate structure, management or personnel.

2.5 Prior Valuations

No valuation opinions were obtained in the last 12 months by the Company or Gold Fields that were required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6 Parties to Transaction

Prior to the Acquisition, Gold Fields was not an informed person, associate or affiliate of the Company.

2.7 Date of Report

May 3, 2024.

Item 3 Financial Statements

The Company is exempt from the requirements of Section 8.4 of NI 51-102 to file certain financial statements pursuant to the exemption in Section 8.6 of NI 51-102. The exemption is available because, prior to the Acquisition, the Company accounted for Mineco, Exploreco and Finco using the equity method. Summary financial information of 100% of the assets, liabilities, revenue and profit of each of Mineco, Exploreco and Finco for the years ended December 31, 2023 and 2022 is set out below (the "Summary Financial Information").

The Summary Financial Information is derived from the audited annual consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 (collectively, the "Galiano Annual Financial Statements"), available on the Company's profile on SEDAR+ at www.sedarplus.ca. The Galiano Annual Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") and reported in United States dollars. The auditor of the Galiano Annual Financial Statements expressed an unmodified opinion in their audit report that states that the Galiano Annual Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022 and its financial performance and cash flows for the years then ended in accordance with IFRS. The significant accounting policies applied in the preparation of the Galiano Annual Financial Statements are described in such financial statements. No consent from the auditor was requested and the auditor had no involvement in the preparation and disclosure of the Summary Financial Information. The Summary Financial Information has been prepared by the Company in accordance with the financial reporting framework specified in subsection 3.2(6) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for summarized financial information of a business accounted for using the equity method.

Prior to the Acquisition, the Company held a 45% interest in Mineco, a 50% interest in Exploreco and a 50% interest in Finco. Upon closing of the Acquisition, the Company holds a 90% interest in Mineco, a 100% interest in Exploreco and a 100% interest in Finco. The Government of Ghana has a 10% free-carried interest in Mineco.

MINECO SUMMARY SELECTED FINANCIAL INFORMATION (in United States dollars)

Balance Sheet	As at December 31, 2023	As at December 31, 2022

Total Assets	$330,816,517	$267,905,638
Total Liabilities	$523,494,626^	$526,591,972^
Shareholders' Equity	($192,678,109)	($258,686,334)

^ As at December 31, 2023, included in Total Liabilities are loans with Finco totalling $399,595,792 (At December 31, 2022 $438,446,797).

Income Statement	Year ended December 31, 2023	Year ended December 31, 2022

Revenue	$256,542,958	$297,135,657
Net Income	$66,008,225	$101,642,037

EXPLORECO SUMMARY SELECTED FINANCIAL INFORMATION (in United States dollars)

Balance Sheet	As at December 31, 2023	As at December 31, 2022

Total Assets	$4,129,890	$4,166,226
Total Liabilities	$17,635,313^	$17,390,076^
Shareholders' Equity	($13,505,422)	($13,223,850)

^ As at December 31, 2023, included in Total Liabilities are loans with Finco totalling $16,566,373 (At December 31, 2022 $15,716,216).

Income Statement	Year ended December 31, 2023	Year ended December 31, 2022

Revenue	$Nil	$Nil
Net Income	($281,572)	$1,055,057

FINCO SUMMARY SELECTED FINANCIAL INFORMATION (in United States dollars)

Balance Sheet	As at December 31, 2023	As at December 31, 2022

Total Assets	$524,110,903^	$519,918,711^
Total Liabilities	$9,985	$31,461
Shareholders' Equity	$524,100,918	$519,887,250

^ As at December 31, 2023, included in Total Assets are loans with Mineco and Exploreco totalling $416,163,023 (At December 31, 2022 $454,163,023).

Income Statement	Year ended December 31, 2023	Year ended December 31, 2022

Revenue	$Nil	$Nil
Net Income	$4,213,668	$526,325

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this business acquisition report constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "future", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this business acquisition report include, but are not limited to: statements with respect to the deferred and contingent consideration payable pursuant to the Acquisition; and the benefits of the Acquisition to the Company and its stakeholders. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the success of the Company in implementing its development strategies and achieving its business objectives; development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this business acquisition report, include, but are not limited to: risks related to the expected benefits of the Acquisition; the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this business acquisition report if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.